December 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

Re:	aVinci Media Corporation Registration Statement on Form S-1 Filed August 7, 2008 File No. 333-152869
Dear Ms. Mills-Apenteng:

This letter sets forth the responses of aVinci Media Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 18, 2008 concerning the Company’s Registration Statement on Form S-1 (File No. 333-152869) originally filed with the Commission on August 7, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated November 18, 2008.  References in the text of the responses herein are to Amendment No. 3 to Form S-1 which is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Market for Common Equity and Related Stockholder Matters, page 19

Please revise this section to provide information for the two most recent fiscal years as well as for the subsequent interim period.  We note that you have provided information for the years ended December 31, 2006 and September 30, 2007 and for the subsequent interim period.  In this regard, the reference to the fiscal year ended December 31, 2008 is unclear.  Please advise or reconcile this disclosure.

We have revised our disclosure to address your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies and Estimates

Accounting for Equity Based Compensation, page 24

We note your response to comment 18 of our letter dated October 21, 2008 and have the following comments:

•	As previously requested, please revise your disclosures on page 25 to describe, in greater detail, each of the methods used to determine the fair value of the underlying common units.

We have revised our disclosures to describe in greater detail, each of the methods used to determine the fair value of the underlying common units.

•	It is unclear to us why you believe that the induced conversion of preferred units into common units was an appropriate method of determining the fair value of the common units. Please advise.

We have revised the disclosure to remove the discussion regarding the induced conversion of preferred units into common units as a method of determining the fair value of the common units.

•
As previously requested, please explain how the conversion of debt into common units is an appropriate method to determine the fair value of the underlying common units.  In this regard, we note that this does not appear to be an appropriate method.  Please advise and consider revising to remove this disclosure.

We have revised the disclosure to remove the discussion regarding the conversion of debt into common units as a method of determining the fair value of the common units.

Comparison of the Six Months Ended June 30, 2008 and 2007, page 25

In response to comment 6 of our letter dated October 21, 2008, you stated that the revenues generated from your three largest customers have had little impact on the business given your large net loss to shareholders and you also stated that the loss of those customers would not materially increase your net losses.  Please include disclosure to this effect where you discuss your three largest customers.

We have revised our disclosure to address your comment.  We have also filed our agreement with Qualex Inc., a company we have hired to do our fulfillment work and the customer which has accounted for 47% of our revenue for the nine months ended September 30, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 48

Please provide the information regarding security ownership of certain beneficial owners and management as of the most recent practicable date. See Item 403(a) of Regulation S-K.

We have revised our disclosure to address your comment.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 49

We are unable to concur with your response to comment 11 of our letter dated October 21, 2008, indicating that Chett B. Paulsen, Richard B. Paulsen, and Edward B. Paulsen are promoters of aVinci Media, L.C. but not promoters of the registrant.  It appears that these persons may be deemed to have indirectly taken initiative “in founding and organizing the business of aVinci Media Corporation.  See paragraph (1)(l) of Securities Act Rule 405 under the term “Promoter.”  Please therefore provide the disclosure required pursuant to Item 404(d)(2) of Regulation S-K or provide an expanded analysis as to why you believe this definition does not apply.

In our response to the letter from the Staff, dated September 2, 2008 we first responded that our current license agreements do not need to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B). First, we noted that each of these license agreements was entered into in the ordinary course of business.  Second, we argued that, although the majority of the our business was then currently derived from three clients, it was only a result of timing and will not be the case over a longer period of time, and in fact the mix of client has changed since that time and will continue to change through 2009 as the Company adds more clients.

Financial Statements

Please revise your registration statement to include updated financial statements and related consents. Refer to Rule 8-08 of Regulation S-X.

We have updated our registration statement to include updated financial statements and related consents.

Note 1.  Description of Organization and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-11

Based on your revised disclosures on page F-12 it would appear that the only fee you receive from your integrated kiosk contracts is a per unit fee for each order fulfilled and you do not receive a fee for the software license, PCS or for the renewals of the license or PCS.  Please confirm that our understanding is true. Also, tell us about the length of the initial license and the PCS.

Your understanding of the integrated kiosk contracts is correct. The only fee we receive from our integrated kiosk contracts is a per unit fee for each order fulfilled and we do not receive a fee for the software license, PCS or for the renewals of the license or PCS. The length of the initial license and the PCS were one year.

Please tell us how you considered Scenario 3 of TPA 5100.76 when determining your revenue recognition policy for your integrated kiosk contracts.  As part of your response, please explain to us why you believe that deferral of the usage based fee is appropriate and refer to the authoritative guidance you relied on.

We have revised our disclosures related to revenue recognition for the Integrated Kiosk Revenue Contracts to include Scenario 3 of TPA 5100.76. We do not believe that deferral of the usage based fee is appropriate.

Had we accounted for our revenue under Scenario 3 of TPA 5100.76 our revenues, net loss applicable to common stockholders, and basic and diluted loss per common share would have been adjusted as follows:

	12 months ended
	12/31/2007
	Amounts	Amounts
	as Originally	as
Description	Reported	Adjusted	Difference	%
Revenues	541,856	563,449	21,593	4%
Net loss applicable to common stockholders	(7,837,652)	(7,816,059)	21,593	0%
Basic and diluted loss per common share	(0.30)	(0.30)	(0.00)
Weighted average common units - basic and diluted	26,453,062	26,453,062	-

	9 months ended
	9/30/2008

	Amounts	Amounts
	as Originally	as
Description	Reported	Adjusted	Difference	%
Revenues	302,351	289,990	(12,361)	-4%
Net loss applicable to common stockholders	(8,136,717)	(8,149,078)	(12,361)	0%
Basic and diluted loss per common share	(0.19)	(0.19)	0.00
Weighted average common units - basic and diluted	43,114,327	43,114,327	-

	9 months ended
	9/30/2007

	Amounts	Amounts
	as Originally	as
Description	Reported	Adjusted	Difference	%
Revenues	329,640	343,556	13,916	4%
Net loss applicable to common stockholders	(5,956,538)	(5,942,622)	13,916	0%
Basic and diluted loss per common share	(0.15)	(0.15)	(0.00)
Weighted average common units - basic and diluted	38,986,114	38,986,114	-

We believe and our auditors concur that the adjustments above would not be considered material in accordance with SEC Staff Accounting Bulletin No. 99 – Materiality. In making this determination we considered both “quantitative” and “qualitative” factors. We do not believe that the misstatements:

•	Mask a change in earnings or other trends
•	Hides a failure to meet analysts’ consensus expectations for the Company
•	Changes a loss to income
•	Concerns a segment of other portion of our business that has been identified as playing a significant role in our operations or profitability
•	Affects our compliance with regulatory requirements
•	Affects our compliance with loan covenants or other contractual requirements
•	Had the effect of increasing management’s compensation
•	Involve concealment of an unlawful transaction.

We note that your response to comment 14 of our letter dated October 21, 2008 did not address your accounting for “Other Revenue Contracts.”  As previously requested, please tell us how your accounting complies with paragraph 12 of SOP 97-2.  In this regard, we note that PCS and training services are two undelivered elements for which you do not have VSOE.  As part of your response, please tell us whether you received any usage based fees from this contract and if so tell us how you considered Scenario 3 of TPA 5100.76..

We have revised the disclosure to remove “and training” from the “Other Revenue Contracts” revenue recognition disclosure. This category is the result a unique transaction in which we sold computer hardware to a customer.  This is not a revenue model that we expect to reoccur in future periods. We are recognizing the deferred revenue and deferred costs associated with this contract over the term of the agreement. Currently we do not receive any usage based fees from this contract.

Exhibits

We note that your exhibit list still does not reflect that you are incorporating by reference the employment agreements that were filed on Form 8-K on June 11, 2008 rather than on June 11, 2007.  Please revise.

We have revised our disclosure to address your comment.

** * * *

If you have any questions or comments regarding this letter, please feel free to contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara

Peter DiChiara